Exhibit 99.ACCT

On June 9, 2023, the Board of Trustees (“Board”) of the EA Series Trust (the “Trust”), including a majority of the Independent Trustees, upon the recommendation and approval of the Audit Committee of the Board, appointed Tait, Weller & Baker, LLP (“Tait”) to serve as the Fund’s independent registered public accounting firm for the Fund for the fiscal year ended July 31, 2023. Tait replaces Spicer Jefferies, LLP (“Spicer”) in this role. Spicer did not resign and did not decline to stand for re-election.

The audit reports of Spicer on the financial statements of the Fund for the fiscal period ended July 31, 2022, did not contain an adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Fund’s fiscal period ended July 31, 2022 and the subsequent interim period through June 9, 2023, during which Spicer served as the Fund’s independent registered public accounting firm, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with Spicer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

During the fiscal period ended July 31, 2022 and the subsequent interim period through June 9, 2023, neither Trust Management, the Fund nor anyone on its behalf, consulted Tait regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Fund and no written report or oral advice was provided to the Fund by Tait or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Spicer has furnished the Trust with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated October 6, 2023 is attached as an exhibit.

Exhibit 13A4

Spicer Jeffries llp
Certified Public Accountants 4601 DTC BLVD, SUITE 700 DENVER, COLORADO 80237 TELEPHONE: (303) 753-1959 FAX: (303) 753-0338 www.spicerjeffries.com

October 6, 2023

U.S Securities and Exchange Commission

Division of Trading and Markets, Mail Stop 7010

100 F Street, NE

Washington DC 20549

(202) 551-6551

Re:	Notice Pursuant to SEC Rule

To Whom it May Concern

We have read the statements made by EA Series Trust (the “Trust”) and are in agreement with the statements contained in the audited notes to the financial statements of the Trust as of July 31, 2023. We have no basis to disagree with the statements of the registrant contained therein regarding those items required to be reported.

Very truly yours,

Spicer Jeffries, LLP

Denver, Colorado